September 3, 2013

Colette Kress
19489 Glen Una Drive
Saratoga, CA 95070

Sent Via Email and Regular Mail

Dear Colette,

NVIDIA is delighted to offer you the full-time position of Executive Vice President and Chief Financial Officer. In your new position you will report to Jensen Huang and be located in our Santa Clara office. We are excited to welcome you to the team and look forward to a productive working relationship.

Compensation. NVIDIA will pay you an annual base salary at the rate of $500,000.00 per year, less payroll deductions and all required withholdings. You will be paid according to NVIDIA’s standard payroll schedule, which is currently semi-monthly. Your compensation may be subject to adjustment at any time at NVIDIA’s sole discretion.

In addition to your base salary, you will be eligible to earn an annual incentive compensation targeted at $550,000.00 less payroll deductions and all required holdings, which will be pro-rated based on your start date for fiscal year 2014 (Jan. 28, 2013 – Jan. 26, 2014). Your annual incentive compensation will be based on the Company's performance against certain objectives (50%) and your accomplishment of key objectives established for you by the Company (50%). Your annual incentive compensation is subject to the terms and conditions of the NVIDIA Fiscal Year 2014 Variable Compensation Plan which is enclosed with this letter.

Sign-On and Anniversary Bonus.  You will also receive a sign-on bonus in the amount of $1,500,000.00, less payroll deductions and all required withholdings. This bonus will be paid on the first payroll date following your start date. If you resign or are terminated for any reason (except for a termination that NVIDIA classifies as a reduction in force or position elimination) prior to your first anniversary of employment, you shall be required to pay back this bonus to NVIDIA in full.

Included in this offer is a one year anniversary bonus of $1,000,000.00, less standard payroll deductions and all required withholdings. This anniversary bonus will be paid to you on the first payroll date after the one year anniversary of your start date, subject to your continued employment on the one year anniversary of your start date. If you resign or are terminated for any reason (except for a termination that NVIDIA classifies as a reduction in force or position elimination) during the one year period following your receipt of this anniversary bonus, you shall be required to pay such anniversary bonus to NVIDIA in full.

Restricted Stock Units. We will recommend to the Board that you be granted 220,000 Restricted Stock Units (“RSUs”) in accordance with the terms of NVIDIA’s Equity Incentive Plan (“Equity Plan”). If granted, the RSUs will vest and the underlying shares be issued approximately over a four (4) year period, with 25% of the shares subject to the RSU being issued on the first vesting date as set forth in the following sentence, and 12.5% of the shares subject to the RSU being issued every six months thereafter until fully vested, provided in each case you remain employed with NVIDIA on each vesting/issuance date.  If your start date is in the first six months of the calendar year (January to June), your first vesting date and issuance of shares will occur on the third Wednesday in March of the next calendar year.  If your start date is in the last six months of the calendar year (July to December), your first vesting date and issuance of shares will occur on the third Wednesday in September of the next calendar year.

Employee Benefits. As a regular employee of NVIDIA, you will be eligible to participate in NVIDIA-sponsored benefits, such as health insurance, paid time off, holidays, Employee Stock Purchase Plan and a 401(k) Plan, to the extent you meet the eligibility requirements of each such benefit plan. NVIDIA reserves the right to modify, change, or discontinue all or part of these benefits at any time at its sole discretion.

Proprietary Information Agreement. Like all NVIDIA employees, as a condition of your employment with NVIDIA you will be required to read and sign the enclosed Employee Confidentiality and Inventions Assignment Agreement attached hereto as Exhibit A. If you have questions regarding the agreement, please contact your Recruiter, Joshua Hasten.

Compliance with Company Policies. As a condition of your employment, you will be required to read and comply with our Code of Conduct (available at www.nvidia.com/ir) and personnel policies.

At-Will Employment Relationship.  Employment with NVIDIA is for no specific period of time.  Your employment with NVIDIA will be “at will,” meaning that either you or NVIDIA may terminate your employment at any time and for any reason, with or without cause.  Although your job duties, title, compensation and benefits, as well as NVIDIA personnel policies and procedures, may change from time to time, no manager, supervisor, or employee of NVIDIA has any authority to enter into an agreement for employment for any specified period of time or to make an agreement for employment other than at-will. Only NVIDIA’s head of human resources has the authority to make any such agreement and then only in writing.

Right to Work. For purposes of federal immigration law, you will be required to provide documentary evidence of your identity and eligibility for employment in the United States. Attached as Exhibit B is the list of acceptable documents you should bring on your first day of employment. Failure to provide proper identification may result in the termination of your employment. If applicable, your employment at NVIDIA is contingent on NVIDIA successfully obtaining an export license or other approval for you in accordance with U.S. Commerce Department export license regulations.

Background Check. Your employment is contingent upon your successful completion of a background check conducted by HireRight. NVIDIA reserves the right to withdraw this job offer or terminate employment based on information discovered in the background check process. Please do not resign from your current employment until NVIDIA has informed you that you have successfully completed the background check.

Entire Agreement. This letter agreement and Exhibit A constitutes the complete agreement between you and NVIDIA, contains all of the terms of your employment with NVIDIA and supersedes any prior agreements, representations or understandings (whether written, oral or implied) between you and NVIDIA. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and NVIDIA’s head of human resources.

Colette, we look forward to your acceptance of this offer by signing below. Please return this letter along with signed copies of the Exhibits noted, and confirm your start date of October 1, 2013 with your recruiter Joshua Hasten. Your recruiter will provide you with details regarding your first day of employment. This offer, if not accepted, will expire at 5:00PM PST on September 10, 2013.

You will be contacted prior to your start date regarding orientation details. Again, welcome to the team!

Sincerely, /s/ David Shannon_______________________ David Shannon General Counsel and EVP, Human Resources	Accepted and Agreed: /s/ Colette Kress_____________9/13/13_____ Colette Kress Date
Anticipated Start Date: Sept. 30, 2013
Exhibit A: Employee Confidentiality and Inventions Assignment Agreement
Exhibit B: List of acceptable documents (from Form I-9)